UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Orthovita, Inc.

(Name of Subject Company)

Orthovita, Inc.

(Names of Persons Filing Statement)

Common Stock

($0.01 par value)

(Title of Class of Securities)

CUSIP 68750U102

(CUSIP Number of Class of Securities)

Christine J. Arasin, Esquire

Vice President and General Counsel

Orthovita, Inc.

77 Great Valley Parkway

Malvern, PA 19355

(610) 640-1775

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esquire

Douglas P. Howard, Esquire

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2011, as amended by Amendment No. 1 thereto filed with the SEC on May 27, 2011, Amendment No. 2 thereto filed with the SEC on June 3, 2011 and Amendment No. 3 thereto filed with the SEC on June 8, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by Orthovita, Inc., a Pennsylvania corporation (the “Company” or “Orthovita”). The Schedule 14D-9 relates to the tender offer by Owl Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned indirect subsidiary of Stryker Corporation, a Michigan corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $3.85 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. Any capitalized term used, but not otherwise defined, herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

The section entitled “Certain Litigation” under Item 8 is hereby amended and supplemented by adding the following paragraph after the last paragraph of such section:

“On June 8, 2011, Warren Tsark (“Tsark”), a purported shareholder of Orthovita, filed an action in the Court of Common Pleas of Montgomery County, Pennsylvania, captioned Tsark v. Koblish et al., Case No. 2011-15722-0, naming as defendants the individual members of the Orthovita Board, Parent, the Purchaser and Orthovita. Derivatively on behalf of Orthovita, Tsark asserts claims against (i) the individual directors of Orthovita for alleged breaches of fiduciary duties in connection with the Offer and the Merger, (ii) Orthovita and the Purchaser for aiding and abetting the alleged breaches of fiduciary duties by the individual directors of Orthovita and (iii) the individual directors of Orthovita for alleged waste of corporate assets. Tsark seeks, among other things, declaratory relief, injunctive relief, rescission, damages and costs, including a reasonable allowance for the fees and expenses of attorneys and experts. Orthovita believes that this action is without merit and intends to defend its position in this matter vigorously.”

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibit, filed as part of the Schedule 14D-9:

Exhibit No.	Description

(a)(5)(G)	Complaint filed by Warren Tsark, derivatively on behalf of Orthovita, Inc., on June 8, 2011, in the Court of Common Pleas of Montgomery County, Pennsylvania (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO of Stryker Corporation and Owl Acquisition Corporation, as amended by Amendment No. 1 thereto, filed with the SEC on May 27, 2011, Amendment No. 2 thereto, filed with the SEC on June 3, 2011, Amendment No. 3 thereto, filed with the SEC on June 8, 2011, and Amendment No. 4 thereto, filed with the SEC on June 10, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2011

ORTHOVITA, INC.

By:	/s/ ANTONY KOBLISH
Antony Koblish
President and Chief Executive Officer

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